UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission file number: 001-38967

DouYu International Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

20/F, Building A, New Development International Center,
No. 473 Guanshan Avenue,
Hongshan District, Wuhan, Hubei Province
The People's Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

DouYu International Holdings Limited Announces Changes to its Board of Directors

WUHAN, China, Dec. 15, 2023 – DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU) today announced changes to its board of directors. Due to personal reasons, Ms. Yang Deng has tendered her voluntary resignation from her position as a director of the Company, effective as of December 15, 2023. Ms. Simin Ren has been appointed as a director of the Company, effective as of December 15, 2023.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUYU INTERNATIONAL HOLDINGS LIMITED

Date:	December 15, 2023	By:	/s/ Mingming Su
			Name:	Mingming Su
			Title:	Chief Strategy Officer, Director